恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

07026670

SEC MAIL RECEIVED PROCESSING
SEP 11 2007
WASH. D.C. 186 SECTION

SUPPL

Our Ref.: HASE/TL/HIL/05173

30th August, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Joint Announcement – Connected Transaction relating to
Acquisition of Remaining Interests in China Investment Group Limited

We enclose for your information a copy of the Company's joint announcement on 29th August, 2007 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

dw 9/19

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Our Ref.: HASE/TL/HL/05173

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 11 2007
WASH. D.C.
186

30th August, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Joint Announcement – Connected Transaction relating to <u>Acquisition of Remaining Interests in China Investment Group Limited</u>

We enclose for your information a copy of the Company's joint announcement on 29th August, 2007 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 12)

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 97)

JOINT ANNOUNCEMENT

CONNECTED TRANSACTION

ACQUISITION OF REMAINING INTEREST IN CHINA INVESTMENT GROUP LIMITED

SUMMARY

The respective boards of directors of HLD and HIL jointly announce that on 29 August 2007, the Purchaser, a wholly-owned subsidiary of HIL which owns approximately 64.06% interest in CIG, entered into the Sale and Purchase Agreement as the purchaser for the acquisition of all the Relevant Sale Shares, being all the remaining interest in CIG, with all the Vendors at a total consideration of HK$145.02 million.

Among the Vendors, (a) Wong Ying Wai is a director of CIG, a subsidiary of HLD and HIL; (b) both Gem Gain Enterprises Limited and Greyhound Investments L.P. are substantial shareholders (each holding 10% interest) of CIG; (c) Pearl Assets Limited is a company controlled by Jackson Woo Ka Biu who is a director of CIG and an alternate to Woo Po Shing, a director of both HLD and HIL; and (d) each of Sino Grand Investments Limited and Welson Investment Limited is a company controlled by Wong Ying Wai and Choi Koon Shum respectively, each being a director of CIG, and is therefore an associate of a director of a subsidiary of HLD and HIL. Each of the Vendors mentioned in (a) to (d) above is therefore a connected person of HLD and HIL within the meaning of the Listing Rules. So far as HLD and HIL are aware, the remaining Vendor, Natural Way Limited, and its ultimate beneficial owner are parties independent of both HLD and HIL and each of the other Vendors. The Relevant Transaction therefore constitutes a connected transaction for each of HLD and HIL for the purpose of the Listing Rules.

The respective boards of directors (including the independent non-executive directors) of HLD and HIL consider that the Relevant Transaction was negotiated on an arm's length basis and was entered into on normal commercial terms and in the best interest of both HLD and HIL and the terms of the Relevant Transaction are fair and reasonable for the Purchaser and in the interests of the respective shareholders of HLD and HIL as a whole.

The aggregate consideration payable to the connected persons under the Relevant Transaction amounts to HK$134.26 million. Since some of the applicable percentage ratios calculated under Rule 14.07 of the Listing Rules are greater than 0.1% but less than 2.5%, in accordance with Rule 14A.32 of the Listing Rules, each of HLD and HIL is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules but is exempt from independent shareholders' approval requirements.

A. THE SALE AND PURCHASE AGREEMENT

1. Date

29 August 2007

2. Parties

Vendors :

(a) Gem Gain Enterprises Limited

(b) Greyhound Investments L.P.

(c) Pearl Assets Limited

(d) Sino Grand Investments Limited

(e) Welson Investment Limited

(f) Wong Ying Wai

(g) Natural Way Limited

Purchaser : Uniland Development Limited, a wholly-owned subsidiary of HIL

3. The Sale and Purchase

Pursuant to the Sale and Purchase Agreement, the Purchaser agreed to acquire the Relevant Sale Shares from the relevant Vendor. Upon all Relevant Completion, CIG will become a wholly-owned subsidiary of the Purchaser and HIL. The sale and purchase with one Vendor is not dependent or conditional upon the sale and purchase with any other Vendor.

The following table illustrates the respective shareholdings of CIG immediately before and after all Relevant Completion:

Shareholder	**Shareholding (app %)**	
	Immediately before all Relevant Completion	After all Relevant Completion
Uniland Development Limited	64.06	100
Gem Gain Enterprises Limited	10	-
Greyhound Investments L.P.	10	-
Pearl Assets Limited	5.33	-
Sino Grand Investments Limited	2.67	-
Welson Investment Limited	5	-
Wong Ying Wai	0.27	-
Natural Way Limited	2.67	-

Each of the Vendors has agreed to sell the Relevant Sale Shares to the Purchaser and the Purchaser has agreed to purchase from each of the Vendors the Relevant Sale Shares at a total consideration of HK$145.02 million which will be satisfied in cash upon all Relevant Completion.

Details of the Relevant Sale Shares and the relevant consideration payable by the Purchaser to each Vendor for the sale and purchase of the Relevant Sale Shares are set out in the following table:

Vendor	**No. of Relevant Sale Shares**	**Consideration for the Relevant Sale Shares (HK$)**
Gem Gain Enterprises Limited	30,000	40,359,000
Greyhound Investments L.P.	30,000	40,359,000
Pearl Assets Limited	16,000	21,524,800
Sino Grand Investments Limited	8,000	10,762,400
Welson Investment Limited	15,000	20,179,500
Wong Ying Wai	800	1,076,240
Natural Way Limited	8,000	10,762,400
Total	**107,800**	**145,023,340**

4. **The Consideration**

The total consideration of HK$145.02 million payable by the Purchaser to the Vendors for acquiring all Relevant Sale Shares is based on the Vendors' proportionate shares in the audited consolidated net asset value attributable to the shareholders of CIG as at 31 December 2006 of approximately HK$136.40 million and adjusted by adding a premium of about 6.3% mutually agreed by the Vendors and the Purchaser after taking into account the proposed purchase of the HIL Group's interest in Hangzhou Qianjiang Third Bridge by the PRC joint venture partner. Hangzhou Qianjiang Third Bridge is currently operated by a joint venture company owned as to 60% by a company, which in turn is owned indirectly as to 80% by HIL and as to 20% by CIG, and as to 40% by the PRC joint venture partner. The consideration was arrived at after arm's length negotiations between the Vendors and the Purchaser.

The consideration will be satisfied by payment in cash upon the Relevant Completion by the Purchaser to each Vendor by crediting or telegraphic transfer to such bank account as may be notified by each Vendor to the Purchaser in writing (or in such other manner as each Vendor and the Purchaser may agree).

5. **Relevant Completion**

All Relevant Completion will take place within 7 days after the signing of the Sale and Purchase Agreement.

B. CONNECTED TRANSACTION

Among the Vendors, (a) Wong Ying Wai is a director of CIG, a subsidiary of HLD and HIL; (b) both Gem Gain Enterprises Limited and Greyhound Investments L.P. are substantial shareholders (each holding 10% interest) of CIG; (c) Pearl Assets Limited is a company controlled by Jackson Woo Ka Biu who is a director of CIG and an alternate to Woo Po Shing, a director of both HLD and HIL; and (d) each of Sino Grand Investments Limited and Welson Investment Limited is a company controlled by Wong Ying Wai and Choi Koon Shum respectively, each being a director of CIG, and is therefore an associate of a director of a subsidiary of HLD and HIL. Each of the Vendors mentioned in (a) to (d) above is therefore a connected person of HLD and HIL within the meaning of the Listing Rules. So far as HLD and HIL are aware, the remaining Vendor, Natural Way Limited, and its ultimate beneficial owner are parties independent of both HLD and HIL and each of the other Vendors. The Relevant Transaction therefore constitutes a connected transaction for each of HLD and HIL for the purpose of the Listing Rules.

The aggregate consideration payable to the connected persons under the Relevant Transaction amounts to HK$134.26 million. Since some of the applicable percentage ratios calculated under Rule 14.07 of the Listing Rules are greater than 0.1% but less than 2.5%, in accordance with Rule 14A.32 of the Listing Rules, each of HLD and HIL is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules but is exempt from independent shareholders' approval requirements.

C. INFORMATION ON CIG

The principal business activities of CIG and its subsidiaries are investment holding and the infrastructure business which comprises, inter alia, its interests in the joint ventures mainly engaged in the toll-bridge and toll-highway operations in Hangzhou, Anhui and Tianjin in the mainland China.

Based on the audited consolidated financial statements of CIG, which were prepared in accordance with Hong Kong Financial Reporting Standards, the audited consolidated net asset value attributable to the shareholders of CIG as at 31 December 2006 was HK$379.52 million. Based on the audited consolidated financial statements of CIG, the results attributable to the shareholders before and after taxation for the two years ended 31 December 2005 and 2006 are set out in the following table:

	(Audited) Year ended 31 December 2005 *HK$000*	**(Audited) Year ended 31 December 2006** *HK$000*
Profits before taxation	22,508	34,015
Profits after taxation	19,899	31,371

The increase in profits for the year ended 31 December 2006 was mainly the result of the disposal of a loss making toll road pursuant to a sale and purchase agreement dated 29 March 2006 as announced in the joint announcement of HLD and HIL dated 3 April 2006.

According to the accounts of CIG, the cost of the Relevant Sale Shares to Gem Gain Enterprises Limited, Greyhound Investments L.P., Pearl Assets Limited, Sino Grand Investments Limited, Welson Investment Limited and Wong Ying Wai were approximately HK$30 million, HK$30 million, HK$16 million, HK$8 million, HK$15 million and HK$0.8 million respectively, which were acquired in various time from 1994 to 1996.

D. REASONS FOR AND BENEFITS OF ENTERING INTO THE RELEVANT TRANSACTION

The acquisition of the Relevant Sale Shares will allow the HIL Group to better manage and control the joint ventures of the infrastructure business through its 100% equity interest in CIG. Such acquisition will streamline the decision making process on the operations of the infrastructure joint venture business when CIG is 100% owned by the HIL Group.

The respective boards of directors (including the independent non-executive directors) of HLD and HIL consider that the Relevant Transaction was negotiated on an arm's length basis and was entered into on normal commercial terms and in the best interest of both HLD and HIL and the terms of the Relevant Transaction are fair and reasonable for the Purchaser and in the interests of the respective shareholders of HLD and HIL as a whole.

E. GENERAL INFORMATION

The principal business activities of the HLD Group are property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding. The principal business activities of the HIL Group are investment holding and infrastructure.

So far as HLD and HIL are aware, the principal business activity of each of the Vendors is investment holding.

F. TERMS USED IN THIS ANNOUNCEMENT

"associate(s)"	has the meaning given to it by the Listing Rules
"CIG"	China Investment Group Limited, a company incorporated in Hong Kong with limited liability and is a non-wholly owned subsidiary of HIL prior to all Relevant Completion
"HIL Group"	HIL and its subsidiaries
"HIL"	Henderson Investment Limited, a company incorporated in Hong Kong with limited liability and is owned as to approximately 67.94% by HLD, the shares of which are listed on the Stock Exchange
"HLD Group"	HLD and its subsidiaries
"HLD"	Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of HIL, the shares of which are listed on the Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Purchaser"	Uniland Development Limited, a company incorporated in Hong Kong with limited liability and is a wholly-owned subsidiary of HIL

"Relevant Completion"	in respect of a Vendor, the completion of the sale and purchase of the Relevant Sale Shares of such Vendor to the Purchaser in accordance with the terms of the Sale and Purchase Agreement
"Relevant Sale Shares"	in respect of a Vendor, the number of shares beneficially owned by such Vendor as listed in the table under the paragraph "The Sale and Purchase" of this announcement to be sold by such Vendor to the Purchaser pursuant to the terms of the Sale and Purchase Agreement
"Relevant Transaction"	the purchase of the Relevant Sale Shares by the Purchaser from the Vendors (other than Natural Way Limited)
"Sale and Purchase Agreement"	the agreement dated 29 August 2007 entered into by the Vendors and the Purchaser for the acquisition of all Relevant Sale Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendors"	(a) Gem Gain Enterprises Limited (a company incorporated in Hong Kong); (b) Greyhound Investments L.P. (a limited partnership in the United States of America); (c) Pearl Assets Limited (a company incorporated in the British Virgin Islands); (d) Sino Grand Investments Limited (a company incorporated in the British Virgin Islands); (e) Welson Investment Limited (a company incorporated in Hong Kong); (f) Wong Ying Wai, an existing director of CIG; and (g) Natural Way Limited (a company incorporated in the British Virgin Islands), and "Vendor" means any one of them

By Order of the Board of
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

By Order of the Board of
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 29 August 2007

As at the date of this announcement, the board of directors of HLD comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson

Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

As at the date of this announcement, the board of directors of HIL comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming, and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END